EXHIBIT 99.1

DeFi Technologies Receives Additional 180-Day Compliance Period from Nasdaq to Regain Compliance with Minimum Bid Price Requirement

TORONTO, Sept. 3, 2026 /CNW/ -- DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3: DEFT31), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), today announced that it has received written notification from The Nasdaq Stock Market LLC ("Nasdaq") granting the Company an additional 180-calendar-day period, or until March 1, 2027, to regain compliance with Nasdaq's minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Rule").

The Company qualified for the additional compliance period because it satisfies the continued listing requirement for market value of publicly held shares and all other applicable initial listing standards for The Nasdaq Capital Market, other than the minimum bid price requirement. The Company has provided written notice of its intention to cure the deficiency during the second compliance period.

The notification has no immediate effect on the listing or trading of the Company's common shares, which will continue to trade on The Nasdaq Capital Market under the symbol "DEFT." If, at any time during the additional compliance period, the closing bid price of the Company's common shares is at least US$1.00 per share for a minimum of ten consecutive business days, Nasdaq will provide written confirmation that the Company has regained compliance, and the matter will be closed.

As previously disclosed, the Company received an initial notification from Nasdaq dated March 5, 2026, indicating that the minimum bid price per share of its common shares had been below US$1.00 for 30 consecutive business days as of March 4, 2026. The Company was provided an initial 180-calendar-day compliance period, through September 1, 2026, to regain compliance with the Minimum Bid Price Rule.

The Company intends to continue monitoring the closing bid price of its common shares and will evaluate available options during the second compliance period to cure the deficiency and regain compliance with the Minimum Bid Price Rule.

There can be no assurance that the Company will regain compliance within the additional compliance period or otherwise maintain compliance with Nasdaq's continued listing requirements.

Analyst Coverage of DeFi Technologies
A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (Brazil B3: DEFT31) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets.

Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/.

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

Cautionary note regarding forward-looking information:
This press release contains forward-looking information within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information includes statements regarding the Company intention and ability to regain compliance with the Minimum Bid Price Rule, the options available to cure the deficiency and the continued listing of the common shares on Nasdaq. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially, including market conditions, fluctuations in digital asset prices, applicable listing standards and Nasdaq determinations, and other factors discussed in the Risk Factors sections of the Company filings with securities regulators. Readers should not place undue reliance on forward-looking information. Forward-looking information speaks only as of the date of this release, and the Company undertakes no obligation to update it except as required by applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001985840

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 03-SEP-26